Exhibit 12.1

Affymetrix, Inc.

Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(in thousands)

Our earnings were insufficient to cover fixed charges for the three-month period ended March 31, 2012 and in each of the years in the five-year period ended December 31, 2011, with the exception of the year ended December 31, 2007. “Earnings” consist of (loss) income from operations before income taxes and fixed charges. “Fixed charges” consist of interest expense and that portion of net rental expense deemed representative of interest.

		Year Ended December 31,
	Three Months Ended March 31, 2012	2011	2010	2009	2008	2007
Earnings:
(Loss) income before provision for income taxes (1)	($4,306)	($26,756)	($8,063)	($24,067)	($242,001)	$18,282
Adjustment for income (loss) from equity investees	54	(1,076)	166	(1,126)	11	(860)

Adjusted (loss) income before provision for income taxes	(4,360)	(25,680)	(8,229)	(22,941)	(242,012)	19,142
Add back fixed charges:
Interest expense	980	3,813	7,706	10,945	14,091	3,218
Interest portion of rental expense	48	961	878	1,042	1,139	1,384

Total adjusted earnings	(3,333)	(20,906)	355	(10,955)	(226,783)	23,745

Fixed charges:
Interest expense	980	3,813	7,706	10,945	14,091	3,218
Interest portion of rental expense	48	961	878	1,042	1,139	1,384

Total fixed charges	1,028	4,774	8,584	11,987	15,230	4,602

Ratio of earning to fixed charges						5.16
Deficiency of earnings to fixed charges	$4,360	$25,680	$8,229	$22,941	$242,012	$—

(1)	During 2010 and 2009, we repurchased $151.7 million and $69.1 million, respectively, of our 3.50% senior convertible notes and the resulting gain is labeled as “Gain from repurchase of convertible notes” in a single line item in our Consolidated Statements of Operations:

•	In 2010, we recognized a net gain of $6.3 million on repurchases totaling $151.7 million in aggregate principal amount; and

•	In 2009, we recognized a net gain of $17.4 million on the repurchase of $69.1 million in aggregate principal amount.

In 2008, we recognized a goodwill impairment charge of $239.1 million that is presented in a single line item labeled “Goodwill impairment charges” in our Consolidated Statements of Operations.

Additionally, we recognized $2.2 million, $43.7 million and $15.3 million in 2009, 2008 and 2007, respectively, of expense related to our restructuring plans that was presented in a single line item labeled “Restructuring charges” in our Consolidated Statements of Operations.